FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of May 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item		Description of Items

	1.	Material Fact dated May 6, 2022 - Cemig GT sale of equity interest in Renova.
2.	Notice to the Market dated May 13, 2022 – Independent external auditing replacement.
3.	1Q22 Earnings Release dated May 16, 2022.
4.	Material Fact dated May 13, 2022 – Suspension of guidance of Reference Form.
5.	Notice to the Market dated May 17, 2022 - 2021 Form 20-F filing.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: May [•], 2022

1. Material Fact dated May 6, 2022 - Cemig GT sale of equity interest in Renova.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and wholly-owned subsidiary of CEMIG, hereby inform, pursuant to CVM Resolution 44/2021, of August 23, 2021, which revoked CVM Instruction 358 of January 3, 2002, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that, further to the material fact disclosed by the Company on November 12, 2021, Cemig GT concluded, on May 5, 2022, the sale of all its equity interest held in the share capital of Renova Energia S.A. – Under Court-supervised Reorganization (“Renova”), and the onerous assignment of all its credits held in Renova Comercializadora de Energia S.A. – Under Court-supervised Reorganization (“Renova Comercializadora”), for the total amount of sixty million reais (R$60,000,000.00), with the right to receive an earn-out by Cemig GT, linked to future events, with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, enrolled in the register of Corporate Taxpayer's ID (CNPJ/ME) under number 43.373.568/0001-60, administered and managed by Mantiq Investimentos Ltda. (asset management company of the Angra Partners group), a limited-liability company, enrolled in the register of Corporate Taxpayer's ID (CNPJ) under number 13.183.720/0001-81 (“Transaction”).

With the conclusion of the Transaction, Cemig GT no longer holds any shares issued by Renova. Therefore, Cemig GT is no longer a Renova shareholder.

This transaction was carried out within the context of Cemig’s Divestment Program, so Cemig could rechannel its management and capital allocation efforts to improve the quality of electricity generation, transmission and distribution in the state of Minas Gerais, as was publicly disclosed.

Cemig and Cemig GT reaffirm their commitment to keeping shareholders, the market in general and other stakeholders duly and timely informed about this topic, pursuant to the applicable regulation, and in compliance with the restrictions set out in CVM rules and other applicable laws.

Belo Horizonte, May 06, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

2. Notice to the Market dated May 13, 2022 – Independent external auditing replacement.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, pursuant to Article 28 of the CVM Instruction 23, of 02/25/2021, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general, the hiring of KPMG Auditores Independentes ("KPMG”) for the realization of the independent external auditing of Cemig and its subsidiaries, replacing Ernst & Young Auditores Independentes (“EY”).

KPMG will begin its activities by reviewing the interim financial information for the second quarter of the 2022 fiscal year.

The hiring aims to comply with the provisions of article 31 of CVM Instruction 23, that determines the rotation of independent auditors within five fiscal years.

In addition, the Company announced that it has obtained the consent of EY for the change mentioned herein.

Belo Horizonte, May 13, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

3. 1Q22 Earnings Release dated May 16, 2022.

CEMIG 70 YEARS

PUBLICATION OF

1Q22

RESULTS

Conference call

May ***16*** (Monday),
10 a.m. BRT (Brasília time)

LINK TO CEMIG WEBCAST

1Q22 HEADLINES

CEMIG

Commitment to efficiency, and focus on operational management and trading strategy, boosted Cemig's results in 1Q22: with Ebitda up 3.9% YoY (vs. 1Q21), at R$ 1.92 billion, Adjusted Ebitda was up 15.6% YoY. 1Q22 Net profit was R$ 1.46 billion, and Adjusted net profit, at R$ 1.20 billion, was up 49.4% YoY.

Ebitda of Cemig GT was R$ 944.5 million, 26.7% higher than in 1Q21. The trading strategy, and higher margins, were important factors in this result, which was achieved in spite of transfer of part of the trading activity to Cemig Holding.

Operational efficiency: Cemig D maintained its Opex and Ebitda within regulatory parameters in 1Q22 – Realized Opex was R$ 8 million below the regulatory limit; and Ebitda exceeded the regulatory minimum by R$ 5 million. This result was achieved even with the total volume of energy distributed 3.4% lower than in 1Q21.

Depreciation of the dollar against the Real had a significant effect on Financial income/expenses, which in 1Q22 posted a gain of R$ 314.2 million. This compares to an expense of R$ 1.26 billion in 1Q21, due to the effect of appreciation of the dollar against the Real, in that quarter, on the debt in US dollars and its associated hedge.

Gasmig reported a robust result, with 1Q22 Ebitda of R$ 181.9 million (up 10.9% YoY). Gasmig's net profit, at R$ 88.8 million, was up 19.7% from 1Q21.

Leverage was maintained close to 1x. Good practices in management of finance, operations and liabilities led to one more upgrading in the Company's ratings: Moody's upgraded its rating for Cemig to AA .

Equity income (gain/loss in non-consolidated investees) was R$ 184.4 million positive in the quarter, or 55.4% higher than in 1Q21.

Investments in the distribution concession reflect the excellent results achieved for the quality indicators of Cemig D. Its DEC outage indicator, at 9.26 hours, is now the lowest in Cemig D's history.

The net profit reported for 1Q21 included the benefit of: (i) a reversal of tax provisions totaling R$ 78.7 million in Cemig D (with effect of R$ 52 million on Net profit); and (ii) a gain on the sale of the interest in Light, with effect of R$ 185 million on net profit.

CMIG3 NÍVEL 1 BOVESPA BRASIL | CMIG4 NÍVEL 1 BOVESPA BRASIL | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

Contents

Consolidated results – 1Q22 5
Cemig's electricity market 8
Performance by company 9
Cemig D 9
Billed electricity market 9
Client base 10
Performance by sector 11
The annual tariff adjustment 11
Quality indicators – DEC and FEC 12
Combating default 12
Energy losses 13
Cemig GT 14
Cemig GT's market 14
Gasmig 15
Financial results 16
Consolidated operational revenue 16
Operating costs and expenses 20
CONSOLIDATED EBITDA (IFRS and Adjusted) 24
Cemig D– Ebitda 25
Cemig GT – Ebitda 26

Earnings Release – **1Q22**

3

Financial income and expenses 27
Net profit 28
Investments 29
Debt 30
Eurobond covenant: 32
Cemig's long-term ratings 33
Cemig's share performance 34
Plants 35
RAP – July 2021-June 2022 cycle 37
Complementary information 38
Cemig D 38
Cemig GT 40
Cemig, Consolidated 42
Tables of adjustments 51
Disclaimer 52

Earnings Release – **1Q22**

4

Consolidated results – 1Q22

	1Q22	1Q21	Change, %
Ebitda by company (R$ million)			
Cemig D – IFRS	654.5	745.3	-12.2%
Cemig D – Adjusted	654.5	666.6	-1.8%
Cemig GT – IFRS)	944.5	745.6	26.7%
Gasmig – IFRS	181.9	164	10.9%
Consolidated – IFRS	**1,916.8**	**1,845.3**	**3.9%**
Consolidated – Adjusted	**1,916.4**	**1,657.8**	**15.6%**

Ebitda by segment

28%
10%
14%
34%
9%
5%
Generation
Transmission
Trading
Distribution
Gas
Others

5

INCOME STATEMENT – 1Q22 vs. 1Q21

	1Q22	1Q21	Chg
Results			
NET REVENUE	7,847	7,111	10.4%
OPERATING COSTS			
Personnel	304	307	-1.0%
Employees' and managers' profit sharing	37	30	23.3%
Post-Retirement Employee Benefits	153	107	43.0%
Materials	20	21	-4.8%
Outsourced services	379	342	10.8%
Energy purchased for resale	284	238	19.3%
Depreciation and Amortization	163	24	579.2%
Operating Provisions	869	746	16.5%
Charges for use of the national grid	3,103	3,108	-0.2%
Gas bought for resale	491	348	41.1%
Construction costs	564	387	45.7%
Other Expenses	31	77	-59.7%
	6,398	**5,735**	11.6%
Periodic Tariff Review, net	0	6	-
Gain on assets held for sale	0	109	-
Share of profit (loss) in non-consolidated investees	184	119	54.6%
Profit before financial revenue (expenses) and taxes	**1,633**	**1,610**	1.4%
Financial results	315	-1,266	-
Profit before income and Social Contribution taxes	**1,948**	**344**	466.3%
Current income tax and Social Contribution tax	-573	-265	116.2%
Deferred income tax and Social Contribution tax	81	343	-76.4%
NET PROFIT FOR THE PERIOD	**1,456**	**422**	245.0%

6

Results by business segment – 1Q22

DESCRIPTION	Generation	Transmission	Trading	Distribution	Holding Co.	TOTAL	Reconciliation	TOTAL
NET REVENUE	**700**	**308**	**1,421**	**4,748**	**784**	**7,961**	**-113**	**7,847**
COST OF ELECTRICITY AND GAS	**-56**	**0**	**-1,148**	**-2,867**	**-564**	**-4,635**	**99**	**-4,536**
OPERATING COSTS								
Personnel	-34	-32	-5	-200	-33	-304	-	-304
Employees' and managers' profit shares	-4	-4	-1	-24	-5	-37	-	-37
Post-retirement obligations	-15	-10	-2	-104	-22	-153	-	-153
Materials, Outsourced services and Others	-43	-18	-2	-371	-11	-445	14	-431
Depreciation and amortization	-82	0	0	-175	-27	-284	-	-284
Operating provisions (reversals) and adjustments for operational losses	-9	-5	-1	-98	-50	-163	-	-163
Construction revenue	-	-51	-	-430	-11	-491	-	-491
Total cost	**-243**	**-119**	**-1,159**	**-4,269**	**-722**	**-6,512**	**114**	**-6,399**
Equity gain (loss) in subsidiaries	56	-	-	-	128	184	-	184
OPERATIONAL PROFIT BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	**514**	**188**	**261**	**479**	**190**	**1,633**	**-**	**1,633**
Net financial revenue (expenses)	122	72	10	25	86	314	-	314
PRE-TAX PROFIT	**636**	**260**	**272**	**504**	**276**	**1,947**	**-**	**1,947**
Income tax and Social Contribution tax	-168	-83	-95	-128	-17	-491	-	-491
NET PROFIT (LOSS) FOR THE PERIOD	**468**	**176**	**176**	**376**	**259**	**1,456**	**-**	**1,456**

7

Cemig's electricity market

In March 2022 the Cemig Group invoiced 8.9 million clients – an addition of approximately 181,000 clients, and a growth of 2.1% in the consumer base since the end of March 2021. Of this total number of consumers, 8,908,118 are final consumers, and/or represent Cemig's own consumption; and 429 are other agents in the Brazilian electricity sector.

Breakdown of the Cemig Group's sales to final consumers in the year:

2.1%

– growth in the consumer base since March 2021

Sales by segment, %

1Q22
8%
5%
27%
21%
39%
1Q21
9%
8%
27%
20%
36%
Residential
Industrial
Commerce and services
Rural
Other

8

Performance by company

Cemig D

Billed electricity market

	1Q22	1Q21	Change, %
Captive clients + Transmission service (MWh)			
Residential	2,841,768	2,875,007	-1.2%
Industrial	5,304,265	5,413,165	-2.0%
Captive market	368,760	430,303	-14.3%
Transport	4,935,505	4,982,862	-1.0%
Commercial, Services and Others	1,581,950	1,472,663	7.4%
Captive market	1,148,033	1,106,513	3.8%
Transport	433,917	366,150	18.5%
Rural	552,822	847,194	-34.7%
Captive market	540,836	837,407	-35.4%
Transport	11,986	9,787	22.5%
Public services	830,032	889,839	-6.7%
Captive market	829,160	889,188	-6.8%
Transport	872	651	33.9%
Concession holders	63,562	72,117	-11.9%
Transport	63,562	72,117	-11.9%
Own consumption	9,854	8,560	15.1%
Total	11,184,253	11,578,545	-3.4%
Total, captive market	5,738,411	6,146,978	-6.6%
Total, transport	5,445,842	5,431,567	0.3%

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D's networks in 1Q22 totaled 11.18 million MWh, or 3.4% less than in 1Q21 – reflecting reductions in electricity consumption: *rural* users consumed 294.4 GWh less than in 1Q21, a reduction of 34.7%; *industrial* consumption was 2.0% (108.9GWh) lower; and consumption by *public services* was 70.3 GWh, or 2.0%, lower.

This change incorporates two factors : consumption by the captive market 6.6% lower YoY (reduction of 408.6 GWh); and use of the network by Free Clients 0.3% (14.3 GWh) higher YoY. Material factors in electricity consumption in the quarter were: lower temperatures, and a higher volume of rainfall, than in 1Q21; and lower industrial production.

Energy distributed, by segment

1Q22
5%
9%
25%
14%
47%
1Q21
7%
8%
25%
13%
47%
Residential
Industrial
Commerce and services
Rural

9

Sources and uses of electricity – MWh

	1Q22	1Q21	Change, %
Metered market – MWh			
Transported for distributors	65,976	72,117	-8.5%
Transported for Free Clients	5,450,841	5,376,926	1.4%
Own load + Distributed generation [1]	8,027,269	7,974,411	0.7%
Consumption by captive market	5,858,260	6,081,491	-3.7%
Distributed generation market	630,952	419,419	50.4%
Losses in distribution network	1,538,057	1,473,501	4.4%
Total volume carried	13,544,086	13,423,454	0.9%

(1) Includes offset energy of micro- and mini- distributed generation.

Client base

In March 2022 Cemig D billed 8.9 million consumers, or 2.1% more than at the end of March 2021. Of this total, 2,313 are Free Clients using Cemig D's distribution network – 16.4% more than at the same date a year before.

	1Q22	1Q21	Change, %
NUMBER OF CAPTIVE CLIENTS			
Residential	7,338,285	7,148,775	2.7%
Industrial	29,810	29,506	1.0%
Commercial, Services and Others	944,926	779,411	21.2%
Rural	502,694	679,385	-26.0%
Public authorities	67,561	66,348	1.8%
Public lighting	6,879	6,603	4.2%
Public services	13,543	13,659	-0.8%
Own consumption	761	702	8.4%
	8,904,459	8,724,389	2.1%
NUMBER OF FREE CLIENTS			
Industrial	988	886	11.5%
Commercial	1,296	1,074	20.7%
Rural	20	18	11.1%
Public services	6	6	0.0%
Concession holders	3	3	0.0%
	2,313	1,987	16.4%
Total – Captive market plus Free Clients	8,906,772	8,726,376	2.1%

10

Performance by sector

Industrial: Energy distributed to *industrial* clients was 47.4% of Cemig D's total distribution. The greater part was energy transported for industrial Free Clients (44.1%), which was 1.0% lower in volume than in 1Q21 – reflecting cooling of the Brazilian economy, delay in normalization of the supply chain, high inflation, and high interest rates. Volume of energy billed to captive clients was 14.3% lower than in 1Q21.

Residential: Residential consumption in 1Q22 was 25.4% of the total energy distributed by Cemig D, or 1.2% less than in 1Q21. Average monthly consumption per consumer in 1Q22 was 129.1 kWh, or 3.7% less than in 1Q21 (134.1 kWh). The pattern of lower consumption by the *residential* user category is related to lower temperatures in 1Q22.

Commercial and Services: Volume distributed to *commercial* consumers was 14.1% of the total distributed by Cemig D in 1Q22, and by volume 7.4% more than in 1Q21. The main factor in this increase was an increase of 165,700 in the number of clients in the *commercial* category, due to a reclassification of categories imposed by Aneel (Normative Resolution 901/2020), which transferred a large number of clients in the *rural* and *public service* category to the *commercial* category.

Rural: Energy distributed to *rural* consumers was 4.9% of Cemig D's total volume distributed, and by volume was 34.7% lower than in 1Q21, mainly due to lower consumption for irrigation, reflecting higher rainfall than in the previous year, and also the reduction of 176,700 in the number of consumers in this category due to their reclassification as *commercial* in accordance with Aneel Normative Resolution 901/2020.

Public Service: Consumption by this user category was 6.7% lower, reflecting lower consumption by the *public lighting* category, which has been reduced in some municipalities by adoption of LED lamps.

The annual tariff adjustment

Cemig D's tariff is adjusted in May of each year, and every five years there is the *Periodic Tariff Review*, also in May. The aim of the tariff Adjustment is to pass on non-manageable costs in full, and to provide inflation adjustment for the manageable costs that are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the X Factor, intended to capture improvement in productivity, under a methodology using the price-cap regulatory model. On May 25, 2021 the Council of Aneel approved adjustments of Cemig D's tariffs:

- In effect from May 28, 2021 to May 27, 2022: Increases averaging **1.28%** across all consumer types – well below increases in other Brazilian distributors. As a result, residential consumers, for the second year running, experienced no increase in electricity bills.

This lower price increase is the result of Cemig D returning to consumers in its concession area a total of **R$ 1.573 billion**, for the credits of PIS, Pasep and Cofins taxes resulting from winning the ICMS tax legal action (with no effect on net profit).

See more details at this link:

http://www2.aneel.gov.br/cedoc/nreh20212877.pdf

11

Quality indicators – DEC and FEC

In 1Q22 Cemig D's DEC indicator (average outage duration per consumer) was its lowest-ever level in the Company's history – 9.26 hours. The continuous improvement in indicators ratifies our commitment to provision of excellent services.

10.63
10.51
10.31
10.08
9.98
10.58
10.61
9.71
9.46
9.26
2018
2019
2020
2021
MAR. 2022
Annual limit
DEC

7.29
7.24
6.98
6.56
6.43
5.24
5.05
5.07
4.60
4.48*
2018
2019
2020
2021
MAR. 2022
Annual limit
FEC

(*) Over 12 months – moving window (Apr. 2021 – Mar. 2022).

Combating default

In 2022 Cemig has maintained the same high level of collection actions that it executed in 2021 and intensified their application, achieving improved efficiency in combating default. This is reflected in the Receivables Collection Index (Collection/Billing, %), which in 1Q22 was 99.18%, its highest level in 5 years.

We highlight the following activities in combating default:

- Volume of collection activity 60% higher than in **1Q21**
  - **10 million** collection actions – including the use of negative postings on public credit information services, and use of emails and text messages for collection.
- New payment methods, and online negotiation, made available in recent quarters, have contributed to increase of collection via digital channels to reach a level of approximately 54% of the total collected – this compares with 47% in 1Q21, and 35% in 2020.
- Cemig now accepts payment of overdue electricity bills by credit card – transferring the risk of receipt to the card operator.
- **395,000** disconnections in 1Q22 – **20%** more the 1Q21.

Receivables Collection Index ('ARFA')

(Collection/Billing) % – 12-month moving average

96.67
96.78
98.66
97.37
99.18
2019
2020
2021
1Q21
1Q22

CEMIG

12

Energy losses

Energy losses were slightly above the regulatory level in the 12-month window, but Cemig is intensifying measures to end the year within the regulatory level. Billing of supply previously obtained by fraud made a significant contribution to reduction of losses: Approximately 280 GWh relating to frauds has been billed in the last 12 months. In the year 2022, it is planned the inspection, regularization and modernization of 1.4 million consumer units (with the installation of 350 thousand smart meters).

Cemig – Energy losses, %
6,613
12.71
11.51
6,549
12.57
11.43
6,135
11.23
11.28
6,250
11.42
11.27
2019
2020
2021
Mar. 2022
Total volume (GWh)
Total losses, %
Regulatory losses, %

Cemig – Energy losses by type, %
12.71
8.77
3.94
12.57
8.77
3.80
11.23
8.77
2.46
11.42
8.77
2.65
2019
2020
2021
Mar 2022
Total losses, %
Technical losses, %
Non-technical losses, %

Regulatory losses, %
11.51
8.77
2.74
11.43
8.77
2.66
11.28
8.77
2.51
11.27
8.77
2.50
2019
2020
2021
Mar 2022
Total regulatory losses, %
Regulatory technical losses, %
Regulatory non-technical losses, %

13

Cemig GT

Cemig GT's market

Excluding transactions in the Power Trading Exchange (CCEE), in 1Q22 Cemig GT billed a total of 6.90 million MWh – 3.2% less than in 1Q21. The reduction reflects the transfer of sales contracts totaling 1.2 million MWh (excluding CCEE transactions) to Cemig Holding. These especially include contracts for sales to traders, accounting for the reduction of 25% in that category. Sales to *industrial* and *commercial* Free Clients, on the other hand, were 5.6% higher, with the start of new contracts that had been signed for supply to begin in January 2022. The increase in sales to Free clients would have been greater if part of the contracts in these user categories had not been migrated to Cemig Holding.

Cemig GT – MWh	1Q22	1Q21	Change, %
Free Clients	4,622,306	4,377,805	5.6%
Industrial	3,561,728	3,371,412	5.6%
Commercial	1,055,478	999,427	5.6%
Rural	5,100	6,966	–26.8%
Free Market – Free contracts	1,632,409	2,176,316	–25.0%
Free Market	613,432	539,793	13.6%
Regulated Market – Cemig D	31,307	31,949	–2.0%
Total	**6,899,453**	**7,125,864**	**–3.2%**

13%

– When considering the energy from sales contracts transferred to the Holding Company, it would have a growth of approximately 13%

14

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It serves industrial, commercial, residential users, users of compressed natural gas and vehicle natural gas, and supplies gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

The process of Gasmig's second 5-year Tariff Review was completed in April 2022. In spite of the average reduction of **10.05%** across all the consumer categories, we highlight:

- ✓ WACC (real after taxes) reduced from 10.02% p.a. to 8.71% p.a.
- ✓ Regulatory Ebitda for 2022: approximately R$ 620 mn.
- ✓ Net Remuneration Base: R$ 3,480 mn.
- ✓ The cost of PMSO was recognized in full by the regulator.

Market (thousand m³/day)	2018	2019	2020	2021	1Q21	1Q22	(From 1Q21 to 1Q22)
Residential	17.73	21.28	25.52	29.69	25.83	26.81	3.8%
Commercial	39.37	47.7	49.14	56.24	52.38	57.39	9.6%
Industrial	2,400.41	2,085.32	2,007.45	2,398.47	2,370.27	2,245.31	–5.3%
Other	155.14	148.44	116.32	129.55	112.45	155.91	38.6%
Total excluding thermoelectric generation	2,612.65	2,302.74	2,198.43	2,613.96	2,560.93	2,485.42	-2.9%
Thermal generation	414.04	793.94	385.52	1,177.06	1,148.70	422.05	-63.3%
Total	3,026.69	3,096.69	2,583.95	3,791.02	3,709.63	2,907.47	-21.6%

In 1Q22 the average daily volume of gas sold by Gasmig was 21.6% lower than in 1Q21, due to much lower dispatching of the thermoelectric generation plants – which consumed 63% less than in 1Q21.

GASMIG

15

Financial results

Consolidated operational revenue

R$ '000	1Q22	1Q21	Change, %
Revenue from supply of electricity	8,304,056	6,951,837	19.5%
Revenue from use of distribution system (TUSD charge)	859,444	836,735	2.7%
CVA and Other financial components in tariff adjustments	-700,107	338,907	-306.6%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	436,718	178,373	144.8%
Transmission revenue			
Revenue from operation and maintenance	83,787	89,162	-6.0%
Transmission construction revenue	68,395	22,451	204.6%
Financial remuneration of transmission contractual assets	191,945	157,255	22.1%
Distribution construction revenue	440,565	329,309	33.8%
Adjustment to expected reimbursement – distribution concession financial assets	19,732	10,906	80.9%
Gain on financial updating of the Concession grant fee	131,595	124,560	5.6%
Settlement on CCEE	-18,670	107,045	-117.4%
Transactions in the Surpluses Sales Mechanism	138,994	0	-
Supply of gas	956,008	705,185	35.6%
Fine for continuity indicator level shortfall	-31,894	-30,569	4.3%
Other operational revenues	501,358	412,862	21.4%
Taxes and charges reported as deductions from revenue	-3,534,478	-3,123,277	13.2%
Net operational revenue	**7,847,448**	**7,110,741**	**10.4%**

16

Revenue from supply of electricity

	1Q22			1Q21			Change, %	
	MWh (2)	R$ '000	Average price billed R$/MWh (1)	MWh (2)	R$ '000	Average price billed R$/MWh	MWh	R$ '000
Residential	2,841,768	3,115,806	1,096.43	2,875,007	2,659,585	925.07	–1.2%	17.2%
Industrial	4,158,420	1,393,200	335.03	3,801,715	1,210,151	318.32	9.4%	15.1%
Commercial, services and others	2,276,420	1,743,177	765.75	2,105,940	1,320,731	627.15	8.1%	32.0%
Rural	545,936	489,779	897.14	844,374	534,815	633.39	–35.3%	–8.4%
Public authorities	204,191	179,314	878.17	186,717	137,104	734.29	9.4%	30.8%
Public lighting	285,011	167,372	587.25	355,356	211,955	596.46	–19.8%	–21.0%
Public services	339,958	246,977	726.49	347,115	194,880	561.43	–2.1%	26.7%
Subtotal	**10,651,704**	**7,335,625**	**688.68**	**10,516,224**	**6,269,221**	**596.15**	**1.3%**	**17.0%**
Own consumption	9,854	–	–	8,560	–	–	15.1%	–
Retail supply not yet invoiced, net	–	77,884	–	–	5,794	–	–	1,244.2%
	10,661,558	**7,413,509**	**695.35**	**10,524,784**	**6,275,015**	**596.21**	**1.3%**	**18.1%**
Wholesale supply to other concession holders (3)	3,155,649	866,323	274.53	2,716,110	750,541	276.33	16.2%	15.4%
Wholesale supply not yet invoiced, net	–	24,224	–	–	-73,719	–	–	–132.9%
Total	**13,817,207**	**8,304,056**	**600.99**	**13,240,894**	**6,951,837**	**525.03**	**4.4%**	**19.5%**

(1) The calculation of average price does not include revenue from supply not yet billed.
(2) Information in MWh has not been reviewed by external auditors.
(3) Includes Regulated Market Electricity Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.

"The overall average price per MWh billed in 1Q22 was R$ 593.60, 12% higher than in 1Q21."

17

Consolidated volume of energy sold (GWh): up 4.4%

13,240
33
357
170
298
440
59
13,817
1Q21
Residential
Industrial
Commercial
Rural
Wholesale
Other
1Q22

Energy sold to final consumers

Revenue from energy sold to final consumers was R$ 7,413.5 million in 1Q22, or 18.1% higher than in 1Q22 (R$ 6,275.0 million) – reflecting consumption of electricity 1.3% higher YoY, led by consumption by *industrial* users 9.4% higher, combined with an average billed price 16.6% higher YoY.

Transmission

TRANSMISSION REVENUE (R$ '000)	1Q22	1Q21	Change, %
Operation and maintenance	83,787	89,162	–6.0%
Construction, upgrades and improvement of infrastructure	68,395	22,451	204.6%
Financial remuneration of transmission contractual assets	191,945	157,255	22.1%
Total	344,127	268,868	28.0%

Transmission revenue was 28.0% higher, due to: (i) increase in execution of the portfolio of investment projects in transmission, generating an increase of 204.6% in construction revenue; and (ii) the increase in financial remuneration of transmission contract assets. generating an increase of 204.6% in construction revenue, besides the increase in the financial remuneration of the transmission contract assets due, mainly, to the variation of the IPCA and IGPM inflation indexes that are the basis for the remuneration of the contracts and the recognition of the effects of ReH nº 2,852/2021.

Gas

REVENUE FROM SUPPLY OF GAS (R$ '000)	1Q22	1Q21	Change, %
Industrial	813,489	537,066	51.5%
Automotive	44,458	17,825	149.4%
Thermoelectric generation	42,435	109,373	–61.2%
Other	55,626	40,921	35.9%
Total	956,008	705,185	35.6%

Revenue from supply of gas totaled R$ 956.0 million in 1Q22, compared to R$ 705.2 million in 1Q21. The lower figure reflects both (i) tariff adjustments during 2021 and 1Q22, passing through changes in the cost of gas acquired, and also (ii) total volume of gas sold 22.5% lower. The main factor in the lower volume sold was consumption by thermoelectric generation plant 63.7% lower year-on-year.

> “*Volume of energy sold in 1Q22 was **4.4% higher than in 1Q21**, led by consumption of commercial and industrial clients.*”

18

Revenue from Use of the Distribution System

The TUSD charge

R$ '000	1Q22	1Q21	Change, %
Use of the Electricity Distribution System	859,444	836,735	2.7%

The TUSD revenue, from charges to Free Consumers on energy distributed for them, was 2.7% higher YoY in 1Q22, reflecting the annual tariff increase in effect from May 28, 2021, the effect of which was an average increase of 2.4% for Free Consumers, and an increase of 0.3% for energy transported (measured in MWh) in 1Q22 compared to 1Q21.

POWER TRANSPORTED – MWh	1Q22	1Q21	Change, %
Industrial	4,935,505	4,982,862	–1.0%
Commercial	433,917	366,150	18.5%
Rural	11,986	9,787	22.5%
Public services	862	651	32.4%
Concession holders	63,562	72,117	–11.9%
Total energy transported	**5,445,832**	**5,431,567**	**0.3%**

19

Operating costs and expenses

Operational costs and expenses in 1Q22 were R$ 6.40 billion, 11.5% more than in 1Q21, mainly due to:

(i) volume of gas purchased for resale R$ 176.3 million higher;

(ii) infrastructure construction costs R$ 142.9 million higher;

(iii) provisions R$ 139.1 million higher; and

(iv) charges for use of the National Grid R$ 122.2 million higher.

Please see more details on costs and expenses in the pages below.

USO EXCLUSIVO EM SERVIÇO
CEMIG

R$ '000	1Q22	1Q21	Change, %
Electricity purchased for resale	3,103,382	3,108,114	–0.2%
Charges for use of the national grid	868,532	746,312	16.4%
Gas purchased for resale	563,781	387,525	45.5%
Infrastructure construction costs	491,262	348,375	41.0%
Outsourced services	379,749	342,434	10.9%
People	303,567	307,454	–1.3%
Depreciation and amortization	283,909	238,431	19.1%
Provisions / adjustments for operational losses	163,330	24,204	574.8%
Post-retirement obligations	153,480	106,683	43.9%
Employees' and managers' profit shares	37,150	29,514	25.9%
Other operational expenses, net	30,577	77,000	–60.3%
Materials	20,253	20,850	–2.9%
	6,398,972	**5,736,896**	**11.5%**

20

Electricity bought for resale

	1Q22	1Q21	Change, %
CONSOLIDATED (R$ '000)			
Acquired in Free Market	1,230,941	1,035,843	18.8%
Electricity acquired in Regulated Market auctions	625,633	1,122,835	−44.3%
Distributed generation	453,588	255,024	77.9%
Supply from *Itaipu Binacional*	394,055	487,525	−19.2%
Physical guarantee quota contracts	214,718	202,065	6.3%
Proinfa	151,414	95,500	58.5%
Individual ('bilateral') contracts	110,083	84,987	29.5%
Spot market	93,764	39,332	138.4%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Credits of PIS, Pasep and Cofins taxes	−260,112	−276,141	−5.8%
	3,103,382	**3,108,114**	**−0.2%**

The expense on electricity bought for resale in 1Q22 was R$ 3.10 billion, 0.2% lower than in 1Q21. This reflects the following factors:

- Expenses on supply acquired at auction 44.3% lower year-on-year in 1Q22, at R$ 625.6 million, compared to R$ 1,122,8 million in 1Q21. The lower figure mainly reflects lower dispatching of thermal plants in CCEAR availability agreements, and the fact that as from January the Company began to have more assignments than receipts of energy through the MCSD (Surpluses and Deficits Offsetting Mechanism), which generates revenue instead of expense.
- Expense on supply from Itaipu 19.2% lower, at R$ 394.1 million in 1Q22 (compared to R$ 487.5 million in 1Q21), mainly reflecting the lower price for supply from Itaipu, from R$ 28.07/kW to R$ 24.73/kW, since that price is expressed in US dollars and the dollar exchange rate fell from R$ 5.55/US$ in 1Q21 to R$ 5.09 in 1Q22.
- Costs of energy acquired in the Free Market 18.8% higher, at R$ 1,321 million in 1Q22, vs. R$ 1.091 million in 1Q21, mainly associated with new purchase contracts.
- Expenses on distributed generation 77.9% higher, arising from the increase in the number of distributed generation plants installed, and the higher quantity of energy injected (631 GWh in 1Q22, vs. 419 GWh in 1Q21).

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

	1Q22	1Q21	Change, %
CEMIG D (R$ '000)			
Supply acquired in auctions on the Regulated Market	634,296	1,130,524	−43.9%
Distributed generation	453,589	255,024	77.9%
Supply from *Itaipu Binacional*	394,055	487,525	−19.2%
Physical guarantee quota contracts	226,116	212,487	6.4%
Proinfa	151,414	95,500	58.5%
Individual ('bilateral') contracts	110,083	84,987	29.5%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Spot market – CCEE	63,807	–	–
Credits of PIS, Pasep and Cofins taxes	−144,173	−178,852	−19.4%
	1,978,485	**2,148,339**	**−7.9%**

21

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 1Q22 totaled R$ 868.5 million, 16.4% higher year-on-year. The higher figure reflects more dispatching of thermal plants outside the 'merit order', for security of the Brazilian system. This is a non-manageable cost in power distribution: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Outsourced services

The expense on outsourced services was 10.9% higher in 1Q22, the main factors being: (i) expenses on maintenance and conservation of facilities and equipment 15.4% higher; (ii) costs of consumer disconnection and reconnection 32.6% higher (with 20% more disconnections being made than in 1Q21); and (iii) expenses on information technology 74.5% higher, due to new contracts and investments in information security made in 2021.

Gas purchased for resale

The expense on acquisition of gas in 1Q22 was R$ 563.8 million, or 45.5% higher than in 1Q22. The difference reflects the adjustments made during 2021 and in 1Q22 to the values of gas acquired.

Operational provisions

Operational provisions in one 1Q22 were R$ 163.3 million, or R$ 139.1 million more than in one 1Q21 one, mainly on the following factors:

- Higher provisions for the SAAG put option: an expense of R$ 27.4 million in 1Q22, compared to a R$ 13.2 million reversal of provisions in 1Q21.
- Change in provisions for contingencies, which were an expense of R$ 41.2 million in 1Q22, compared to a R$ 29.3 million reversal of provisions in 1Q21. The reversal in 2021 was mainly due to Cemig D winning an administrative action, resulting in the cancellation of tax debits of R$ 78.7 million (as calculated by the Federal Tax Authority, *Receita Federal*).

22

People

Expenses on personnel in 1Q22 were R$ 303.8 million, 1.2% less than in 1Q21, even after the collective salary increase of 11.08% (which took into account 12-month inflation) in November 2021, mainly due to (i) the average number of employees being 5.3% lower in 1Q22 than 1Q21, and (ii) the increase in transfers to construction cost, due to the higher volume of investments made.

Number of employees – by company

4Q18: 187, 1,366, 4,530, 6,083
4Q19: 86, 1,307, 4,203, 5,596
4Q20: 63, 1,236, 3,955, 5,254
1Q21: 56, 1,256, 4,022, 5,334
2Q21: 52, 1,249, 3,987, 5,288
3Q21: 53, 1,226, 3,823, 5,102
4Q21: 55, 1,209, 3,761, 5,025
1Q22: 54, 1,205, 3,794, 5,053
H GT D Total

Post-retirement obligations

The impact of the Company's post-retirement obligations on operational profit in 1Q22 was an expense of R$ 153.5 million, compared to an expense of R$ 106.7 million in 1Q21.

The difference was mainly due to the increase in the discount rate, and in the expectation for inflation, which increased the projection of costs of post-retirement liabilities for 2022.

23

CONSOLIDATED EBITDA (IFRS and Adjusted)

Ebitda	1Q22	1Q21	Change, %
R$ mn			
Net profit (loss) for the period	1,455,571	422,351	244.6%
+ Income tax and Social Contribution tax	491,496	-80,673	-
+ Net finance income (expenses)	-314,163	1,265,220	-
+ Depreciation and amortization	283,309	238,431	18.8%
= Ebitda as per CVM Instruction 527 (1)	**1,916,813**	**1,845,329**	**3.9%**
Non-recurring and non-cash effects			
+ Net profit attributed to non-controlling stockholders	-382	-319	19.7%
+ Net gain on disposal of asset held for sale	-	-108,550	-
+ Reversal of tax provisions	-	-78,688	-
Adjusted Ebitda (2)	**1,916,431**	**1,657,772**	**15.6%**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit adjusted for the effects of: net financial revenue (expenses), depreciation, amortization, and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items, which by their nature do not contribute to information on the potential for gross cash flow generation.

24

Cemig D– Ebitda

Cemig D Ebitda – R$ '000	1Q22	1Q21	Change, %
Net profit for the period	375,927	392,152	-4.1%
+ Income tax and Social Contribution tax	128,030	149,439	-14.3%
Net financial revenue (expenses)	-24,803	39,455	-
Amortization	175,375	164,257	6.8%
= EBITDA [(1)]	**654,529**	**745,303**	**-12.2%**
Reversal of the tax provision	-	-78,688	-
Adjusted Ebitda [(2)]	**654,529**	**666,615**	**-1.8%**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. **Cemig** publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) In accordance with CVM Instruction 527/2012, **Cemig** adjusts Ebitda to exclude extraordinary items, which by their nature do not contribute to information on the potential for gross cash flow generation.

- The Ebitda of Cemig D was 12.2% lower in 1Q22 than 1Q21, although adjusted Ebitda was only 1.8% lower. The principal factor in the adjusted Ebitda was a total of energy distributed 3.4% lower year-on-year, comprising volume sold to the captive market 6.6% lower, and volume transported to the Free Market 0.3% higher – while the main factor in the accounting Ebitda being lower year-on-year was comparison with a lower expense on provisions in 1Q21, when there was a reversal in tax provisions of R$ 78.7 million. A positive highlight was PMSO costs only 4.2% higher than in 1Q21 – a much lower increase than inflation in the 12 months to the end of March 2022, which was approximately 11%.

- A positive factor was that Cemig maintained Opex and Ebitda below the regulatory parameters in 1Q22 – especially with the current context of high inflation, and with Cemig D's annual tariff adjustment to take place only at the end of May of this year. Realized Opex, at R$ 829 million, was R$ 8 million below the regulatory limit; and Ebitda exceeded the regulatory minimum by R$ 5 million.

25

Cemig GT – Ebitda

CEMIG GT EBITDA – R$ '000	1Q22	1Q21	Change, %
Net profit for the period	813.514	-311.373	-
Current and deferred income tax &Social Contrib. tax	346.035	-188.147	-
Net financial revenue (expenses)	-296.881	1.197.247	-
Depreciation and amortization	81.877	47.875	71,0%
= Ebitda as per CVM Instruction 527 (1)	**944.545**	**745.602**	**26,7%**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items which by their nature do not contribute to information on the potential for gross cash flow generation.

> *"EBITDA growth of 26.7%, even with the transfer of contracts to Cemig Holding that reduced GT's EBITDA by R$49 million"*

- The Ebitda of Cemig GT was R$ 944.5 million in 1Q22, 26.7% higher than in 1Q21. Excluding equity income (net gain in non-consolidated investees), it was R$ 888.5 million, or 18.6% higher. This result was achieved even with the transfer of trading contracts (1.2 million MWh, excluding transactions on the CCE) to Cemig Holding, which represented a reduction of R$ 49 million in Cemig GT's Ebitda. Factors in the higher Ebitda include:

  - ✓ A higher trading margin than in 1Q21, resulting from average price of energy billed 5.1% higher, while the average purchase price for acquisition was lower.
  - ✓ Better equity income: a gain of R$ 56.1 million in 1Q22, compared to a loss of R$ 3.5 million in 1Q21. The principal factor was the equity income from Santo Antônio, which was R$ 79.2 million negative in 1Q21. In 1Q22, since the value of the investment in the investee had already been written down to zero, equity income from this investee was null, but an additional provision of R$ 9 million was made for losses.
  - ✓ Transmission revenue was 28% higher, due to (i) the increase in realization of the portfolio of transmission investment projects, resulting in higher construction revenue, and also its associated margin – respectively R$ 45.9 million and R$ 14.3 million higher than in 1Q21; (ii) financial remuneration of contractual assets R$ 43.5 million higher, due mainly to the higher values of the IPCA and IGPM inflation indices, which are the bases for remuneration of the contracts; and (iii) recognition of the effects of Aneel Ratifying Resolution (ReH) 2852/2021.

26

Financial income and expenses

(R$ '000)	1Q22	1Q21	Change, %
Finance income	1,109,025	154,415	618.2%
Finance expenses	–794,862	–1,419,635	–44.0%
Financial revenue (expenses)	**314,163**	**–1,265,220**	**–124.8%**

For 1Q22 Cemig reports Net financial *revenues* of R$ 314.2 million, which compares to Net financial *expenses* of R$ 1,265.2 million in 1Q21. This reflects the following main factors:

- Appreciation of 15.1% in the Real against the dollar (a difference of R$ 0.84/US$), generating an exchange rate gain of R$ 842.7 million on the debt in foreign currency, which compares with a depreciation of 9.6% in 1Q21, causing an expense of R$ 750.9 million.
- Negative variation, in 1Q22, of R$ 456.6 million in the fair value of the financial instrument contracted for hedging of risks associated with Eurobonds in 4Q21, which compares with an expense of R$ 187.3 million in 1Q21. The result for 1Q22 is caused by a rise in the future interest rate curve, and depreciation of the dollar against the Real.
- Another factor which had a positive impact on financial revenues was reduction of approximately 30% in the volume of debt compared to 1Q21.

Eurobonds – Effects in the quarter (R$ '000)	1Q22	1Q21
Effect of FX variation on the debt	842,700	–750,900
Effect on the hedge	–456,647	–187,348
Net effect in Financial income (expenses)	**386,053**	**–938,248**

27

Net profit

Cemig reports net profit of R$ 1.46 billion in 1Q22, which compares with net profit of R$ 422 million in 1Q21. Adjusted net profit in 1Q22 was R$ 1.20 billion, compared with R$ 804 million in 1Q21. Factors in this result principally include:

- Higher net income from trading, due to the higher volume of energy sold (approximately 13% more, excluding transactions on the CCEE), and higher margin than in 1Q21, with effects on the results of both Cemig GT and the holding company.
- Financial revenues were positive, at R$ 314.2 million, in 1Q22, while in 1Q21 they posted a negative result (financial expenses) of R$ 1.26 billion. This difference is directly related to the performance of the US dollar exchange rate, in Reais, which fell by 15.1% in 1Q22, but rose by 9.6% during 1Q21. This caused a positive impact of R$ 386 million, in 1Q22, on the debt in US dollars and the associated hedge transaction, while in 1Q21 it caused a negative impact of R$ 938 million.
- Equity income (net gain/loss in consolidated investees) was R$ 65.7 million (55.4%) higher, at R$ 184.4 million, in 1Q22. The main factor in this improvement was the lower value for losses in *Santo Antônio*, which, after the value of the investment in this investee was written down to zero, are reported as R$ 9 million in 1Q22, compared to R$ 79.2 million in 1Q21.
- In Cemig D, Net profit 4.1% lower YoY was primarily the result of volume of energy distributed being 3.4% lower YoY. A positive highlight is Cemig D continuing to deliver Opex and Ebitda better than the regulatory levels for both, in 1Q22.
- The net profit reported for 1Q21 included the benefit of: (i) a reversal of tax provisions totaling R$ 78.7 million in Cemig D (with effect of R$ 52 million on Net profit); and (ii) a gain on the sale of the interest in *Light*, with effect on the profit of R$ 185 million.

> *Consolidated net profit of R$ 1.46 billion (+244.6%)*

	1Q22	1Q21	Change, R$ '000
EQUITY INCOME* (R$ '000)			
Taesa	119,667	122,328	-2,661
Guanhães Energia	36,997	40,254	-3,257
Aliança Geração	24,252	36,471	-12,219
Cemig Sim	9,904	1,011	8,893
Baguari Energia	6,534	5,155	1,379
Lightger	4,511	507	4,004
Hidrelétrica Pipoca	4,459	2,564	1,895
Hidrelétrica Cachoeirão	3,723	3,996	-273
Retiro Baixo	3,565	2,900	665
Itaocara	-71	-275	204
Axxiom Soluções Tecnológicas	-124	-724	600
Ativas Data Center	-475	190	-665
Aliança Norte (*Belo Monte* plant)	-7,815	-6,227	-1,588
Amazônia Energia (*Belo Monte* Plant)	-11,662	-10,208	-1,454
Madeira Energia (Santo Antônio plant) – provisions for losses	-9,037	0	-9,037
Madeira Energia (Santo Antônio plant)	0	-43,715	43,715
FIP Melbourne (Santo Antônio plant)	0	-35,540	35,540
Total	**184,428**	**118,687**	**65,741**

** Gain/loss on equity in non-consolidated investees.*

28

Investments

Total investment in 1Q22 was approximately R$500 million, 39% higher than in 1Q21, despite the difficulties faced in the supply chain and cost increase pressures.

DISTRIBUTION

R$423 mn

Investments in maintenance and modernization of the electricity system

TRANSMISSION

R$51 mn

Strengthening and upgrading – with increase in RAP

GENERATION

R$14 mn

Expansion and modernization of plants

INVESTMENTS OF GASMIG

R$ 11 mn

Infrastructure and other

Planned for 2022

174
328
246
3,225
Distribution
Generation
Transmission
Other

Initiatives to minimize these impacts

- Individual specific competitive bids held, and works redistributed between contractors to minimize impacts
- Daily management of relations with main suppliers of equipment, seeking solutions to enable delivery of the assets

29

Debt

CONSOLIDATED (R$ '000)	Mar. 2022	2021	Change, %
Gross debt	9,849,696	11,363,963	–13.3%
Cash and equivalents + Securities	2,575,910	2,903,026	–11.3%
Net debt	7,273,786	8,460,937	–14.0%
Debt in foreign currency	*4,882,483*	*5,601,097*	*–12.8%*

CEMIG GT – R$ '000	Mar. 2022	2021	Change, %
Gross debt	4,882,483	6,029,460	–19.0%
Cash and equivalents + Securities	1,149,865	1,260,970	–8.8%
Net debt	3,732,618	4,768,490	–21.7%
Debt in foreign currency	*4,882,483*	*5,601,097*	*–12.8%*

CEMIG D (R$ '000)	Mar. 2022	2021	Change, %
Gross debt	3,872,875	4,247,161	–8.8%
Cash and equivalents + Securities	349,744	610,062	–42.7%
Net debt	3,523,131	3,637,099	–3.1%
Debt in foreign currency	*0*	*0*	–

30

Debt amortization profile (R$ million)

5,374
651
894
1,279
1,652
2022
2023
2024
2025
2026

	1Q22
DEBT AMORTIZED – R$ '000	
Cemig GT	409,512
Cemig D	412,569
Other	7,592
Total	829,673

Debt breakdown

0.2%
49.5%
37.0%
13.3%
IPCA inflation
CDI
US dollar
Other

Gross debt by company

11.1%
39.3%
49.6%
Cemig D
Cemig GT
Others

31

CEMIG

Eurobond covenant:

Last 12 months - R$ mn	C
net income (loss)	1,
financial results net	6
income tax and social contribution	7
depreciation and amortization	2
minority interest result	2
provisions for the variation in value of put option obligations	1
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	-
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	-
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	-1,
non-cash revenues related to transmission and generation indemnification	-
cash dividends received from minority investments (as measured in the statement of cash flows)	1
monetary updating of concession grant fees	-
cash inflows related to concession grant fees	2
cash inflows related to transmission revenue for cost of capital coverage	5
Covenant EBITDA	**2,**

Last 12 months - R$ mn	C
consolidated Indebtedness	4,
Derivative financial instruments	-7
Debt contracts with Forluz	2
The carrying liability of any put option obligation	6
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-1,
Covenant Net Debt	**3,**

Covenant Net Debt to Covenant EBITDA Ratio	1.
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.
Total Secured Debt	
Total Secured Debt to Covenant EBITDA Ratio	
Limit Covenant Net Debt to Covenant EBITDA Ratio	

32

Cemig's long-term ratings

Cemig's ratings have improved greatly in recent years. In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody's again upgraded its rating for Cemig, this time by one level:

FitchRatings
Grau de Investimento
Grau Especulativo
AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- BB+ BB BB- B+ B B- CCC+
2009
2018
Mar/22
Bond
Bond
STANDARD &POOR'S
Grau de Investimento
Grau Especulativo
AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- BB+ BB BB- B+ B B- CCC
2009
2018
Mar/22
Bond
Bond
Moody's
Grau de Investimento
Grau Especulativo
AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- Ba1 Ba2 Ba3 B1 B2 B3 Caa1
2009
2018
Mar/22
Escala Nacional
Escala Global

33

Cemig's share performance

Security			Mar. 2022	2021	Change, %
Our share prices (2)					
CMIG4	(PN) at the close	(R$/share)	11.22	9.58	17.12%
CMIG3	(ON) at the close	(R$/share)	15.15	13.7	10.58%
CIG	(ADR for PN shares), at close	(US$/share)	3.05	2.27	34.36%
CIG.C	(ADR for ON shares) at close	(US$/share)	4.34	3.43	26.53%
XCMIG	(Cemig PN shares on Latibex), close	(€/share)	2.86	2.06	38.83%
Average daily volume					
CMIG4	(PN) (R$ mn)		102.92	123.44	–16.62%
CMIG3	(ON) (R$ mn)		6.27	9.05	–30.72%
CIG	(ADR for PN shares)	(US$ mn)	14.69	18.12	–18.93%
CIG.C	(ADR for ON shares)	(US$ mn)	0.26	0.14	86.00%
Indices					
IEE			85,040	76,305	11.45%
IBOV			119,999	104,822	14.48%
DJIA			34,678	36,338	–4.57%
Indicators					
Market valuation at end of period, R$ mn			28,644	25,254	13.42%
Enterprise value (EV)		R$ mn) (1)	37,464	33,444	12.02%
Dividend Yield of CMIG4 (PN)		(%) (3)	5.53	10.44	–4.91 p.p
Dividend Yield of CMIG3 (ON)		(%) (3)	4.32	7.39	–3.07 p.p

(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.

(2) Share prices are adjusted for corporate action payments, including dividends.

(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Cemig's shares, by volume (aggregate of common (ON) and preferred (PN)), were the third most liquid in Brazil's electricity sector in the year, and among the most traded in the Brazilian equity market as a whole.

On the **New York** Stock Exchange the **volume** traded in ADRs for Cemig's preferred shares (CIG) in 1Q22 was US$ 911 million. We see this as reflecting the investor market's continuing recognition of Cemig as a global investment option.

In **New York** the ADRs for Cemig's preferred shares were up 34.36% in the year, and the ADRs for the common shares were up 26.53%.

The **Ibovespa** index of the **São Paulo** Stock Exchange (B3) was up 14.48% in the quarter, while the preferred shares of Cemig outperformed this, rising 17.12% in the quarter – while the common shares rose 10.58%.

20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
17.1%
14.5%
11.4%
10.6%
12/30/2021
1/30/2022
2/28/2022
3/31/2022
CMIG4
CMIG3
IBOV
IEEX

34

Plants

Plant	Company	Cemig power MW	Cemig physical guarantee MW	End of the concession	Type	Cemig stake
Emborcação	Cemig GT	1,192	500	May 2027	Hydroelectric	100.0%
Nova Ponte	Cemig GT	510	270	August 2027	Hydroelectric	100.0%
Irapé	Cemig GT	399	208	September 2037	Hydroelectric	100.0%
Três Marias	Cemig Ger. Três Marias	396	239	January 2053	Hydroelectric	100.0%
Salto Grande	Cemig Ger. Salto Grande	102	75	January 2053	Hydroelectric	100.0%
Sá Carvalho	Sá Carvalho	78	56	August 2026	Hydroelectric	100.0%
Rosal	Rosal Energia S.A.	55	29	December 2035	Hydroelectric	100.0%
Itutinga	Cemig Ger. Itutinga	52	28	January 2053	Hydroelectric	100.0%
Camargos	Cemig Ger. Camargos	46	21	January 2053	Hydroelectric	100.0%
Volta do Rio	Cemig GT	42	18	December 2031	Wind	100.0%
Praias do Parajuru	Cemig GT	29	8	September 2032	Wind	100.0%
Pai Joaquim	Cemig PCH	23	14	September 2032	Small Hydro	100.0%
Piau	Cemig Ger. Sul	18	14	January 2053	Hydroelectric	100.0%
Gafanhoto	Cemig Ger. Oeste	14	7	January 2053	Hydroelectric	100.0%
Peti	Cemig Ger. Leste	9	6	January 2053	Hydroelectric	100.0%
Poço Fundo	Cemig GT	9	6	May 2052	Small Hydro	100.0%
Joasal	Cemig Ger. Sul	8	5	January 2053	Hydroelectric	100.0%
Salto Voltão	Horizontes Energia	8	7	June 2033	Small Hydro	100.0%
Queimado	Cemig GT	87	56	July 2034	Hydroelectric	82.5%

35

Belo Monte Plant	North	1,313	534	July 2046	Hydroelectric	11.7%
Santo Antônio Plant	SAE	553	376	September 2050	Hydroelectric	15.5%
Retiro Baixo	Retiro Baixo Energética	42	18	April 2047	Hydroelectric	49.9%
Pipoca	Hidrelétrica Pipoca	10	6	December 2034	Small Hydro	49.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	September 2033	Small Hydro	49.0%
Paracambi	LightGer	12	10	January 2034	Small Hydro	49.0%
Aimorés	Aliança	149	82	November 2018	Hydroelectric	45.0%
Funil	Aliança	81	38	May 2040	Hydroelectric	45.0%
Garrote	Aliança	10	5	June 2046	Wind plant	45.0%
Santo Inácio IV	Aliança	10	5	June 2046	Wind plant	45.0%
São Raimundo	Aliança	10	5	June 2046	Wind plant	45.0%
Santo Inácio III	Aliança	13	6	June 2046	Wind plant	45.0%
Amador Aguiar II (Capim Branco II)	Aliança	83	52	August 2036	Hydroelectric	39.3%
Amador Aguiar I (Capim Branco I)	Aliança	94	61	November 2042	Hydroelectric	39.3%
Porto Estrela	Aliança	34	19	June 2035	Hydroelectric	30.0%
Igarapava	Aliança	50	32	September 2031	Hydroelectric	23.7%
Candonga	Aliança	32	15	July 2040	Hydroelectric	22.5%
Baguari	Baguari Energia	48	29	March 2046	Hydroelectric	34.0%
Other		120	55			
Total		**5,755**	**2,921**			

36

RAP – July 2021-June 2022 cycle

RAP (Permitted Annual Revenue - Transmission) - 2021/2022 cycle				
Companies	**RAP**	**% Cemig**	**Cemig**	**Expiration of Concession**
Cemig	781,603	100.00%	781,606	
Cemig GT	696,756	100.00%	696,756	dec-42
Cemig Itajuba	49,785	100.00%	49,785	oct-30
Centroeste	27,543	100.00%	27,543	mar-35
Sete Lagoas	7,519	100.00%	7,522	jun-41
Taesa	3,453,500	21.68%	748,719	
TOTAL RAP CEMIG			**1,530,325**	

REIMBURSEMENT FOR ASSETS – NATIONAL GRID				
R$ '000 per cycle	**2020–2021**	**2021–2022**	**2022–2023**	**From 2023-2024, to 2027-2028**
Economic	144,547	144,547	144,547	60,158
Financial	332,489	88,662	129,953	275,556
TOTAL	**477,036**	**233,209**	**274,499**	**335,714**

37

Complementary information

Cemig D

CEMIG D Market				
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D[2]	TUSD PICK[3]
1Q20	6,254	4,809	11,063	33.0
2Q20	5,788	4,739	10,526	32.4
3Q20	6,041	5,069	11,110	33.0
4Q20	6,157	5,461	11,618	34.1
1Q21	6,147	5,350	11,497	34.5
2Q21	6,098	5,592	11,689	35.5
3Q21	6,116	5,629	11,746	35.2
4Q21	6,013	5,612	11,626	36.1
1Q22	5,738	5,397	11,136	36.2

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2. Total electricity distributed
3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

38

Operating Revenues (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Revenue from supply of energy	5,993	5,971	5,075	0.4%	18.1%
Revenue from Use of Distribution Systems (the TUSD charge)	436	441	178	-1.1%	144.9%
TUSD	868	910	842	-4.6%	3.1%
CVA and Other financial components in tariff adjustment	-700	237	339	-	-
Construction revenue	429	596	321	-28.0%	33.6%
CCEE	-52	618	57	-	-
Others	592	791	369	-25.2%	60.4%
Subtotal	7,566	9,564	7,181	-20.9%	5.4%
Deductions	2,818	2,974	2,519	-5.2%	11.9%
Net Revenues	**4,748**	**6,590**	**4,662**	**-28.0%**	**1.8%**

Expenses (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Personnel	200	222	213	-9.9%	-6.1%
Employees' and managers' profit sharing	24	20	20	20.0%	20.0%
Forluz – Post-retirement obligations	103	-238	72	-	43.1%
Materials	16	16	16	0.0%	0.0%
Outsourced services	324	336	300	-3.6%	8.0%
Amortization	175	181	164	-3.3%	6.7%
Operating provisions	105	119	18	-11.8%	483.3%
Charges for Use of Basic Transmission Network	889	1,250	765	-28.9%	16.2%
Energy purchased for resale	1,979	3,194	2,148	-38.0%	-7.9%
Construction Cost	429	596	321	-28.0%	33.6%
Other Expenses	25	89	44	-71.9%	-43.2%
Total	**4,269**	**5,785**	**4,081**	-26.2%	4.6%

39

Statement of Results (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Net Revenue	4,748	6,590	4,662	-28.0%	1.8%
Operating Expenses	4,269	5,785	4,081	-26.2%	4.6%
EBIT	479	805	581	-40.5%	-17.6%
EBITDA	**655**	**987**	**745**	**-33.6%**	**-12.1%**
Financial Result	25	-20	-39	-225.0%	-164.1%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-128	-225	-150	-43.1%	-14.7%
Net Income	**376**	**560**	**392**	**-32.9%**	**-4.1%**

Cemig GT

Cemig GT - Operating Revenues (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Sales to end consumers	1,366	1,250	1,202	9.3%	13.6%
Supply	472	571	695	-17.3%	-32.1%
Revenues from Trans. Network	152	186	151	-18.3%	0.7%
Gain on monetary updating of Concession Grant Fee	132	154	125	-14.3%	5.6%
Transactions in the CCEE	23	63	49	-63.5%	-53.1%
Construction revenue	68	114	22	-40.4%	209.1%
Financial remuneration of transmission contractual assets	189	198	145	-4.5%	30.3%
Others	215	13	24	1553.8%	795.8%
Subtotal	**2,617**	**2,549**	**2,413**	2.7%	8.5%
Deductions	493	498	468	-1.0%	5.3%
Net Revenues	**2,124**	**2,051**	**1,945**	3.6%	9.2%

40

Cemig GT - Operating Expenses (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Personnel	81	85	76	-4.7%	6.6%
Employees' and managers' profit sharing	9	7	7	28.6%	28.6%
Forluz – Post-retirement obligations	32	-68	23	-147.1%	39.1%
Materials	4	7	5	-42.9%	-20.0%
Outsourced services	45	56	34	-19.6%	32.4%
Depreciation and Amortization	82	77	48	6.5%	70.8%
Operating provisions	43	74	-5	-41.9%	-960.0%
Charges for Use of Basic Transmission Network	58	59	49	-1.7%	18.4%
Energy purchased for resale	907	1,020	979	-11.1%	-7.4%
Construction Cost	51	81	19	-37.0%	168.4%
Other Expenses	6	67	15	-91.0%	-60.0%
Total	**1,318**	**1,465**	**1,250**	**-10.0%**	**5.4%**

Cemig GT - Statement of Results (R$ million)	1Q22	4Q21	1Q21	chg. % 1Q/4Q	chg. % 1Q/1Q
Net Revenue	2,124	2,051	1,945	3.6%	9.2%
Operating Expenses	1,318	1,465	1,250	-10.0%	5.4%
EBIT	806	586	695	37.5%	16.0%
Equity gain in subsidiaries	56	-362	-3	-115.5%	-1966.7%
Result of Periodic Tariff Review and RBSE reprofiling	0	-2	5	-	-
EBITDA	**944**	**299**	**746**	**215.7%**	**26.5%**
Financial Result	297	-249	-1,197	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-345	-24	189	1337.5%	-
Net Income	**814**	**-51**	**-311**	-	-

41

Cemig, Consolidated

Energy Sales	1Q22	4Q22	1Q21	chg. %	chg. %
(in GWh)				1Q/4Q	1Q/1Q
Residential	2,842	2,787	2,875	2.0%	-1.1%
Industrial	4,158	4,238	3,802	-1.9%	9.4%
Commercial	2,276	2,218	2,106	2.6%	8.1%
Rural	546	886	844	-38.4%	-35.3%
Others	829	857	889	-3.3%	-6.7%
Subtotal	**10,651**	**10,986**	**10,516**	**-3.0%**	**1.3%**
Own Consumption	10	8	9	25.0%	11.1%
Supply	3156	2976	2716	6.0%	16.2%
TOTAL	**13,817**	**13,970**	**13,241**	**-1.1%**	**4.4%**

Revenue from supply of electricity	1Q22	4Q22	1Q21	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Residential	3,116	2,986	2,659	4.4%	17.2%
Industrial	1,393	1,406	1,210	-0.9%	15.1%
Commercial	1,743	1,573	1,321	10.8%	31.9%
Rural	489	638	535	-23.4%	-8.6%
Others	595	511	544	16.4%	9.4%
Subtotal	**7,336**	**7,114**	**6,269**	**3.1%**	**17.0%**
Unbilled supply	78	113	6	-31.0%	1200.0%
Supply	890	862	677	3.2%	31.5%
TOTAL	**8,304**	**8,089**	**6,952**	**2.7%**	**19.4%**

42

Operating Revenues - consolidated	1Q22	4Q22	1Q21	1Q/4Q	1Q/1Q
(R$ million)					
Sales to end consumers	7,414	7,227	6,275	2.6%	18.2%
Supply	890	862	677	3.2%	31.5%
TUSD	859	904	837	-5.0%	2.6%
CVA and Other financial components in tariff adjustment	-700	237	339	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	437	441	178	-0.9%	145.5%
Transmission revenue plus RTP	84	118	89	-28.8%	-5.6%
Financial remuneration of transmission contractual assets	192	198	157	-3.0%	22.3%
Transactions in the CCEE	-18	623	107	-	-
Gas supply	956	978	705	-2.2%	35.6%
Construction revenue	509	730	351	-30.3%	45.0%
Others	758	1,032	519	-26.6%	46.1%
Subtotal	**11,381**	**13,350**	**10,234**	**-14.7%**	**11.2%**
Deductions	3,534	3,693	3,123	-4.3%	13.2%
Net Revenues	**7,847**	**9,657**	**7,111**	**-18.7%**	**10.4%**

43

Operating Expenses - consolidated (R$ million)	1Q22	4Q22	1Q21	1Q/4Q	1Q/1Q
Personnel	304	328	307	-7.3%	-1.0%
Employees' and managers' profit sharing	37	30	30	23.3%	23.3%
Forluz – Post-Retirement Employee Benefits	153	-310	107	-	43.0%
Materials	20	24	21	-16.7%	-4.8%
Outsourced services	380	408	342	-6.9%	11.1%
Energy purchased for resale	3,103	4,382	3,108	-29.2%	-0.2%
Depreciation and Amortization	284	286	238	-0.7%	19.3%
Operating Provisions	163	205	24	-20.5%	579.2%
Charges for use of the national grid	869	1235	746	-29.6%	16.5%
Gas bought for resale	564	583	387	-3.3%	45.7%
Construction costs	491	698	348	-29.7%	41.1%
Other Expenses	31	164	79	-81.1%	-60.8%
Total	**6,399**	**8,033**	**5,737**	**-20.3%**	**11.5%**

44

Financial Result Breakdown	1Q22	4Q22	1Q21	1Q/4Q	1Q/1Q
(R$ million)					
FINANCE INCOME					
Income from cash investments	74	79	32	-6.3%	131.3%
Arrears fees on sale of energy	95	110	115	-13.6%	-17.4%
Monetary variations – CVA	52	36	0	44.4%	-
Monetary updating on Court escrow deposits	15	14	3	7.1%	400.0%
Pasep and Cofins charged on finance income	-24	-47	-16	-48.9%	50.0%
Exchange	842	0	0	-	-
Others	55	31	20	77.4%	175.0%
	1,109	223	154	397.3%	620.1%
FINANCE EXPENSES					
Costs of loans and financings	224	263	326	-	-31.3%
Foreign exchange variations	0	141	17	-	-
Monetary updating – loans and financings	65	109	752	-40.4%	-91.4%
Charges and monetary updating on post-retirement obligation	14	19	18	-26.3%	-22.2%
Negative effect on financial instruments - Hedge	457	-39	187	-	144.4%
Others	35	40	119	-12.5%	-70.6%
	795	533	1,419	0.0%	-44.0%
NET FINANCE INCOME (EXPENSES)	314	-310	-1,265	-	-

45

Statement of Results	1Q22	4Q22	1Q21	1Q/4Q	1Q/1Q
(R$ million)					
Net Revenue	7,847	9,657	7,111	-18.7%	10.4%
Operating Expenses	6,399	8,033	5,737	-20.3%	11.5%
EBIT	1,448	1,624	1,374	-10.8%	5.4%
Equity gain (loss) in subsidiaries	184	-257	118	-171.6%	55.9%
Result of Periodic Tariff Review and RBSE reprofiling	0	-2	6	-	-
Result of business combination	0	3	0	-	-
Remeasurement – Light	0	0	109	-	-
EBITDA	1,917	1,654	1,845	15.9%	3.9%
Financial Result	314	-310	-1,265	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-491	-95	80	-	-
Net profit for the period	1,455	963	422	51.1%	244.8%

46

Cash Flow Statement	1Q22	1Q21
(R$ million)		
Cash at beginning of period	825	1,680
Cash generated by operations	977	765
Net income for the period from going concern operations	1,455	422
Tributos compensáveis	259	75
Depreciation and amortization	283	238
CVA and other financial components	700	-339
Equity gain (loss) in subsidiaries	-184	-119
Provisions (reversals) for operational losses	163	24
Dividends receivable	0	0
Interest paid on loans and financings	-141	-155
Result of Periodic tariff review	0	-6
Net gain on derivative instruments at fair value through profit or loss	457	187
Interest and monetary variation	-843	752
PIS/Pasep and Cofins Credits	-274	0
Escrow deposits	-26	-48
Others	-872	-266
Investment activity	455	2,276
Securities - Financial Investment	913	1,276
Financial assets	0	1,367
Fixed and Intangible assets/distribution and gas infrastructure	-458	-367
Financing activities	-848	-1,389
Lease payments	0	0
Payments of loans and financings	-829	-1,373
Interest on Equity, and dividends	0	0
Proceeds from Loans, financings and debentures	-19	-16
Cash at end of period	1,409	3,332

47

BALANCE SHEETS - ASSETS	1Q22	1Q21
(R$ million)		
CURRENT		
Cash and cash equivalents	1,409	825
Marketable securities	975	1,724
Customers, traders, concession holders and Transport of energy	4,797	4,430
Concession financial assets	1,341	1,505
Concession contract assets	638	600
Tax offsetable	1,901	1,969
Income tax and Social Contribution tax recoverable	465	699
Dividends receivable	230	335
Public lighting contribution	248	233
Refund tariff subsidies	102	291
Other credits	428	338
TOTAL CURRENT	**12,534**	**12,949**
NON-CURRENT		
Securities	191	354
Consumers and traders	50	52
Tax offsetable	1,735	1,997
Income tax and Social Contribution tax recoverable	327	315
Deferred income tax and Social Contribution tax	2,525	2,465
Escrow deposits in legal actions	1,195	1,155
Derivative financial instruments – Swaps	866	1,219
Accounts receivable from the State of Minas Gerais	13	13
Financial assets of the concession	4,592	4,969
Contractual assets	5,949	5,780
Investments	5,404	5,106

48

Property, plant and equipment	2,389	2,419
Intangible assets	13,012	12,953
Leasing – rights of use	211	226
Other credits	74	74
TOTAL NON-CURRENT	**38,533**	**39,097**
TOTAL ASSETS	**51,067**	**52,046**

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	1Q22	1Q21
(R$ million)		
CURRENT		
Suppliers	2,243	2,683
Regulatory charges	491	611
Profit sharing	176	137
Taxes	466	528
Income tax and Social Contribution tax	184	190
Interest on Equity, and dividends, payable	2,131	1,909
Loans and financings	1,121	1,465
Payroll and related charges	207	225
Public Lighting Contribution	376	357
Post-retirement liabilities	352	347
Sectoral financial liabilities of the concession	1	51
PIS/Pasep and Cofins taxes to be reimbursed to customers	268	704
Derivative financial instruments	110	6
Derivative financial instruments - options	664	636
Leasing operations	51	62
Other obligations	812	777

49

TOTAL CURRENT	**9,653**	**10,688**
NON-CURRENT		
Regulatory charges	84	205
Loans and financings	8,728	9,899
Income tax and Social Contribution tax	351	342
Deferred Income tax and Social Contribution tax	942	962
Provisions	1,938	1,889
Post-retirement liabilities	5,909	5,858
PASEP / COFINS to be returned to consumers	2,367	2,319
Leasing operations	181	182
Others	241	240
TOTAL NON-CURRENT	**20,741**	**21,896**
TOTAL LIABILITIES	**30,394**	**32,584**
TOTAL EQUITY		
Share capital	8,467	8,467
Capital reserves	2,250	2,250
Profit reserves	10,948	10,948
Equity valuation adjustments	-2,211	-2,208
Profit reserves	1,214	0
NON-CONTROLLING INTERESTS	**20,668**	**19,457**
Non-Controlling Interests	**5**	**5**
TOTAL EQUITY	**20,673**	**19,462**
TOTAL LIABILITIES AND EQUITY	**51,067**	**52,046**

50

Tables of adjustments

CONSOLIDATED

ADJUSTMENTS	Ebitda 1Q22	Ebitda 1Q21	Net profit 1Q22	Net profit 1Q21
IFRS	**1,917**	**1,845**	**1,456**	**422**
Reversal of tax provision related to profit sharing	–	-79	–	-52
Disposal of asset held for sale	–	-108	–	-185
FX exposure – Eurobond hedge	–	–	–255	619
RECURRING	**1,917**	**1,658**	**1,201**	**804**

CEMIG GT

ADJUSTMENTS	Ebitda 1Q22	Ebitda 1Q21	Net profit 1Q22	Net profit 1Q21
IFRS	**944**	**746**	**814**	**–311**
FX exposure – Eurobond hedge	–	–	–255	619
RECURRING	**944**	**746**	**559**	**307**

CEMIG D

ADJUSTMENTS	Ebitda 1Q22	Ebitda 1Q21	Net profit 1Q22	Net profit 1Q21
IFRS	**655**	**745**	**376**	**392**
Reversal of tax provision related to profit sharing	–	-79	–	-52
RECURRING	**655**	**666**	**376**	**340**

51

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on *Risk Factors* included in the **Reference Form** filed with the Brazilian Securities Commission (CVM) – and in the **20-F Form** filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

CEMIG 70 YEARS

Investor Relations

Tel: +55 31 3506-5024

ri@cemig.com.br

http:/ri.cemig.com.br

4. Material Fact dated May 13, 2022 – Suspension of guidance of Reference Form.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021 of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, considering the uncertainties of the external scenario and their impact on the future estimate of macroeconomic conditions, it decided to suspend the guidance of its Reference Form filed on May 28, 2021.

The Company will continue monitoring the developments of the scenario and any conveniences to future disclose of the new guidance.

Cemig hereby reaffirms its commitment to keep its shareholders, creditors, and the market in general duly and timely informed.

Belo Horizonte, May 13, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

5. Notice to the Market dated May 17, 2022 - 2021 Form 20-F filing.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that it has filed on May 16, 2022, Form 20-F for the 2021 fiscal year (“2021 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

2021 Form 20-F can be accessed on SEC’s website, at www.sec.gov, or the Company’s Investor Relations website, at http://ri.cemig.com.br.

Shareholders who wish to receive a free printed copy of the report, including the financial statements for the fiscal year ended December 31, 2021, shall send an email to ri@cemig.com.br.

Belo Horizonte, May 17, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer